IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

October 22, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No. 5 to Registration Statement on Form S-4
Filed July 26, 2024
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated July 31, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 5 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Combined Balance Sheet, page 152

1.	In the June 21, 2024 response letter, you indicated that you would respond to comment 6 in your next filing; however, no such response has been filed. Please tell us whether you have entered into any written agreements for the repayment of the IGTA Notes payable in the form of ordinary shares instead of cash. If not, explain why pro forma adjustment (9) continues to assume such Notes will be repaid with the issuance of ordinary shares or revise your disclosures as necessary.

Response: The Company respectfully submits that on October 22, 2024, Inception Growth and Purchaser entered into a Loan Conversion Agreement (the “Sponsor Loan Conversion Agreement”) with the Sponsor. Pursuant to the Sponsor Loan Conversion Agreement, the outstanding balance of sponsor loan which includes the promissory notes payable will be converted into 240,000 ordinary shares of PubCo upon closing of the Business Combination. The disclosure on page 8 of the Amended Registration Statement has been updated to include details of the Sponsor Loan Conversion Agreement, and page 164 of the Amended Registration Statement has been revised in accordance with the Staff’s comment to update the pro forma combined balance sheet. A copy of the Sponsor Loan Conversion Agreement is also being filed as Exhibit 10.28 to the Amended Registration Statement.

Pro Forma Condensed Combined Statements of Operations, page 154

2.	We note your response to prior comment 3 and will consider further the appropriateness of this adjustment once you have entered into a definitive agreement with the third party investor. In the meantime, please tell us your consideration to include an adjustment to reflect any interest expense related to this potential debt in your pro forma statement of operations. Lastly, revise to include a discussion of the letter of intent, and any subsequent definitive agreement, in the forepart of the filing as well as in the subsequent events footnote. Refer to ASC 855-10-50-2.

Response: Pursuant to the standby equity purchase agreement dated October 1, 2024 signed between AgileAlgo, Inception Growth, Purchaser and YA II PN, LTD., PubCo will obtain the Pre-Paid Advance principal amount up to $2 million with the discount rate of 8% upon the closing of the Business Combination. The 8% discount rate amounting to $160,000 reflected in pro forma adjustment 3 of pro forma statement of operations. The disclosure on page 164 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Notes to Unaudited Proforma Condensed Consolidated Financial Information, page 158

3.	We note that you have entered into a letter of intent with an investor for the issuance of secured convertible notes. Please add this disclosure as a recent development in the prospectus summary. Clarify whether the letter of intent is legally binding or enforceable. In addition, please file the agreement as an exhibit to your registration statement, or tell us why you do not believe that it is a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: AgileAlgo, Inception Growth and Purchaser entered into a Standby Equity Purchase Agreement with YA II PN, Ltd, which is legally binding. The disclosure on pages 6 and 77 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director